

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2023

Fen Ye
Chairlady and Director
Lixiang Education Holding Co. Ltd.
No. 818 Hua Yuan Street
Liandu District, Lishui City
Zhejiang Province, 323000
People's Republic of China

> **Re: Lixiang Education Holding Co. Ltd.**
> **Amendment No.1 to Registration Statement on Form F-1**
> **Filed September 15, 2023**
> **File No. 333-274209**

Dear Fen Ye:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 12, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-1, Filed September 15, 2023

Introduction, page ii

1. We note that your definition of China excludes, for purposes of this prospectus, Hong Kong, Macau and Taiwan. We also note that you have included disclosure stating that "legal and operational risks associated with operating in China may also apply to operations in Hong Kong." Please amend your disclosure to remove "may," in order to not suggest that the legal and operational risks are only a possibility.

<u>Permissions Required for Our Operations in China, page 10</u>

2.   The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

<u>Risk Factors Summary, page 21</u>

3.   Please ensure that each summary risk factor referencing risks related to your business structure and risks relating to doing business in China has a cross-reference to the relevant individual detailed risk factor. This cross-reference should include both the risk factor title and the page number.

     Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Stephanie Tang